Nu Horizons Electronics Corp. Newshead
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                        70 Maxess Road Melville, NY 11747
                         516-396-5000 Fax: 516-396-5060


Company Contact:                           Investor Relations:
          Paul Durando                               Mark Tyler
          Nu Horizons Electronics Corp               T.T. Communications Inc.
          516-396-5000                               212-962-3690




                              FOR IMMEDIATE RELEASE
                              ---------------------

                 NU HORIZONS ELECTRONICS CORP. DECLARES DIVIDEND
                 DISTRIBUTION OF PREFERRED SHARE PURCHASE RIGHTS
                 -----------------------------------------------

     MELVILLE, NY, May 26, 1999 - The Board of Directors of Nu Horizons Electronics Corp.(Nasdaq Symbol: NUHC) today declared a dividend distribution of one Preferred Share Purchase Right on each outstanding share of NU Horizons Elecetronics Corp. common stock.

    Irving Lubman, Chairman of the Board of Nu Horizons, stated: "The Rights are designed to assure that all of Nu Horizons' stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against abusive tactics to gain control of Nu Horizons' without paying all stockholders a premium for that control. The Rights are not being adopted in response to any specific takeover threat, but are a response to the general takeover environment."

   The Rights are intended to enable all Nu Horizons' stockholders to realize the long-term value of their investment in the Company. The Rights will not prevent a takeover, but should encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover.

     The Rights will be exercisable only if a person or group acquires 15% or more of Nu Horizons' common stock or announces a tender offer the consummation of which would result in ownership by a person or group of 15% or more of the common stock. Each Right will entitle stockholders to buy one one-thousandth of a share of a new series of junior participating preferred stock at an exercise price of $25.
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     If a  person  or group  acquires  15% or more of Nu  Horizons'  outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then-current exercise price, a number of Nu Horizons' common shares having a market value of twice such price. In addition, if Nu Horizons is acquired in a merger or other business combination transaction after a person has acquired 15% or more of the Company's outstanding common stock, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value of twice such price. The acquiring person will not be entitled to exercise these Rights.

     Prior to the acquisition by a person or group of beneficial ownership of 15% or more of the Company's common stock, the Rights are redeemable for one cent per Right at the option of the Board of Directors.

     The Board of Directors is also authorized to reduce the 15% thresholds referred to above to not less than 10%.

     The dividend distribution will be made on June 9, 1999, payable to stockholders of record on that date, and is not taxable to stockholders. The Rights will expire on June 9, 2009.

     Nu Horizons is a national distributor of high technology electronic components which provide innovaitive, total semiconductor solutions through products and technologies that are faster, smaller and lower powered. Nu Horizons was established in 1982 and currently has 23 branch offices located in the U.S. For more information, visit the Nu Horizons' home page at http://www.nuhorizons.com.